ALMADEN

MINERALS LTD.

(An exploration stage company)

1103 - 750 West Pender St.

Vancouver, B.C.  V6C 2T8

Tel:

604 - 689 - 7644

Fax:

604 - 689 - 7645

Email: info@almadenminerals.com

Consolidated Financial Statements of

Almaden Minerals Ltd.

1ST Quarter Ended March 31, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of Almaden Minerals Ltd. for the three months ended March 31, 2009 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated balance sheets

	March 31, 2009	December 31, 2008
	(unaudited)	(audited)
Assets	$	$
Current assets
Cash and cash equivalents	11,424,630	12,318,950
Accounts receivable and prepaid expenses	990,795	448,675
Marketable securities (Note 3)	423,790	340,893
Inventory (Note 4)	274,768	274,768
Total current assets	13,113,983	13,383,286

Property, plant and equipment (Note 5)	978,113	1,013,580
Investment (Note 6)	1,516,229	1,549,036
Reclamation deposit	81,500	81,500
Mineral property deposit (Note 7 (d) (viii))	138,929	138,929
Mineral properties (Note 7)	8,673,431	8,235,749
Total assets	24,502,185	24,402,080

Liabilities
Current liabilities
Accounts payable and accrued liabilities	366,039	205,938

Asset retirement obligation (Note 9)	130,753	129,332
Total liabilities	496,792	335,270

Shareholders’ Equity
Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 8)
45,759,145 shares – March 31, 2009
45,525,829 shares – December 31, 2008	49,307,374	49,159,392
Contributed surplus	4,746,869	4,685,764
Accumulated other comprehensive income Deficit accumulated during the exploration stage	(1,275,753) (28,773,097)	(1,358,650) (28,419,696)
Total shareholders’ equity	24,005,393	24,066,810
Total liabilities and shareholders’ equity	24,502,185	24,402,080

On behalf of the Board

“Duane Poliquin”

Duane Poliquin, Director

“Donald M. Lorimer”

Donald M. Lorimer, Director

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of loss
(unaudited)

	Three months ended March 31,
	2009	2008
	$	$

Revenue
Interest income	13,737	135,963
Other income	369,978	124,720
	383,715	260,683

Expenses
General and administrative expenses (Schedule 1)	376,802	341,517
General exploration expenses	177,154	254,740
Write-down of interests in mineral properties	139,140	219,148
Stock option compensation	-	39,600
	693,096	855,005
	(309,381)	(594,322)
Loss on equity investment (Note 6)	(32,806)	(28,345)
Income on mineral property options	11,873	10,465
Loss on sale of securities	-	(131,341)
Loss on sale of property, plant and equipment	-	(325)
Foreign exchange gain	942	50,674

Loss before income taxes	(329,372)	(693,194)
Income tax recovery	68,971	-
Net loss	(260,401)	(693,194)

Net loss per share Basic and diluted	(0.01)	(0.01)

Basic and diluted weighted average number of shares outstanding	45,528,421	44,677,507

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of comprehensive income
(unaudited)

	Three months ended March 31,
	2009	2008
	$	$

Net loss	(260,401)	(693,194)
Unrealized gains and losses on available-for-sale financial assets arising during the period Reclassification adjustment for gains and losses	82,897	(344,158)
included in net income (loss)	-	128,808

Other comprehensive income (loss)	82,897	(215,350)
Comprehensive loss	(177,504)	(908,544)

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of shareholders’ equity
(unaudited)

				Accumulated other comprehensive income (loss) (“AOCI”)	Deficit accumulated
				Gains (losses)	during	Total
		Share capital	Contributed	on available for	exploration	AOCI
	Shares	Amount	surplus	sale securities	stage	and deficit	Total
		$	$	$	$	$	$

Balance at December 31, 2007	44,469,638	48,226,402	4,322,284	(828,479)	(24,458,054)	(25,286,533)	27,262,153
Net loss	-	-	-	-	(3,961,642)	(3,961,642)	(3,961,642)
Other comprehensive loss	-	-	-	(530,171)	-	(530,171)	(530,171)
Stock option compensation	-	-	481,600	-	-	-	481,600
Fair value of warrants granted in private Placement	-	-	16,340	-	-	-	16,340
For cash pursuant to private placements	189,500	278,319	-	-	-	-	278,319
For cash on exercise of stock options	866,691	654,671	(134,460)	-	-	-	520,211
Balance at December 31, 2008	45,525,829	49,159,392	4,685,764	(1,358,650)	(28,419,696)	(29,778,346)	24,066,810
Net loss	-	-	-	-	(260,401)	(260,401)	(260,401)
Other comprehensive loss	-	-	-	82,897	-	82,897	82,897
Fair value of warrants granted in private Placement	-	-	61,105	-	-	-	61,105
For cash pursuant to private placements	233,316	147,982					147,982
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	(93,000)	(93,000)	(93,000)
Balance, March 31, 2009	45,759,145	49,307,374	4,746,869	(1,275,753)	(28,773,097)	(30,048,850)	24,005,393

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of cash flows
(unaudited)

	Three months ended March 31,
	2009	2008
	$	$

Operating activities
Net loss	(260,401)	(693,194)
Items not affecting cash
Future income tax recovery	(93,000)	-
Loss on equity investment	32,806	28,345
Depreciation	41,830	51,977
Gain on sale of securities	-	131,341
Write-down of interests in mineral properties	139,140	219,148
Income on mineral property options	(11,873)	(10,465)
Stock-option compensation	-	39,600
(Loss) gain on sale of property, plant and equipment	-	325
Change in non-cash working capital components
Accounts receivable and prepaid expenses	(542,120)	(58,335)
Accounts payable and accrued liabilities	160,101	(36,986)
	(533,517)	(328,244)

Financing activities
Issuance of shares, net of share issue costs	209,087	523,583

Investing activities
Marketable securities
Net proceeds	-	543,407
Property, plant and equipment
Purchases	(6,363)	(36,602)
Proceeds	-	22,046
Mineral properties
Costs	(620,493)	(886,606)
Proceeds	56,966	101,149
	(569,890)	(256,606)

Net cash outflow	(894,320)	(61,267)

Cash and cash equivalents, beginning of period	12,318,950	14,548,760

Cash and cash equivalents, end of period	11,424,630	14,487,493

Supplemental cash flow information (Note 11)

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

1.

Basis of presentation

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; and Note 15 on Commitments and Contingencies. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the December 31, 2008 audited financial statements.

2.

Changes in accounting policy

(a)

Goodwill and Intangible Assets

The CICA issued Section 3064 – Goodwill and Intangible Assets replacing Section 3450, Research and Development Costs.  The new standard establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs.  The Company adopted this policy during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s financial statements.

(b)

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued the Emerging Issues Committee (EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009.  EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement”.  It states that an entity’s own credit and credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value.  The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s financial statements.

 (c)

Adoption of other new accounting standards

On January 1, 2008, the Company adopted the following new provisions of the CICA Handbook.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(i)

Section 3862, Financial Instruments - Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 13).

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

2.

Changes in accounting policy (continued)

(c)

Adoption of other new accounting standards (continued)

(ii)

Section 3863, Financial Instruments - Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 13).

(iii)

Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 14).  Under this standard, the Company will be required to disclose the following, based on the information internally, to the Company’s key management personnel:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(iv)

Section 3031, Inventories, which replaces Section 3030 and provides more guidance on the measurement and disclosure requirements for inventories.  Specifically the new pronouncement requires inventories to be measured at the lower of cost and net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.

(v)

Section 1400, General Standards of Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern taking into account information about the future which is at least 12 months from the balance sheet date. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

(d)

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS.  Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

2.

Changes in accounting policy (continued)

(d)

Consolidated Financial Statements and Non-controlling Interests (continued)

the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in the parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in 2010 in connection with the conversion to IFRS.

(e)

Business Combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted.  This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquire, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in 2010.

(f)

Convergence of Canadian GAAP with IFRS

Canada’s Accounting Standards Board ratified a plan that will result in Canadian GAAP being converged with International Financial Reporting Standards (“IFRS”) by 2011.  Management has performed a preliminary analysis and highlighted areas where its current Canadian accounting practiced differ from IFRS.  The impact of the Company’s consolidated financial statements is currently being assessed.

3.

Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Effective January 1, 2007, marketable securities are designated as available for sale and valued at fair market value.  Unrealized gains and losses due to period end revaluation to fair market value, other than those determined to be other than temporary losses, are recorded as other comprehensive income or loss (“AOCI”).  During the three months ended March 31, 2009, the Company determined that $Nil of the unrealized loss recorded in AOCI represented an other than temporary loss and as a result recorded this amount in the consolidated statement of loss (2008 - $890,179).

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

4.

Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at March 31, 2009 is $1,833,967.

(December 31, 2008-$1,722,477).

5.

Property, plant and equipment

	March 31, 2009			December 31, 2008
	Cost	Accumulated depreciation	Net book value	Net book value
	$	$	$	$

Automotive equipment	371,015	225,983	145,032	156,791
Furniture and fixtures	132,900	108,601	24,299	23,012
Computer hardware	262,290	197,138	65,152	66,415
Computer software	80,455	46,054	34,401	37,191
Geological data library	65,106	47,338	17,768	18,703
Field equipment	331,950	208,639	123,311	129,801
Mill equipment	323,264	-	323,264	323,264
Leasehold improvements	27,181	19,260	7,921	8,966
Drill equipment	476,270	239,305	236,965	249,437
	2,070,431	1,092,318	978,113	1,013,580

At March 31, 2009 the mill equipment was not in use.  Depreciation will be charged when the mill equipment is put into use.

6.

Investment

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Capital Corp. (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000.  In addition, Almaden retained a net smelter royalty equal to 2% of all metals discovered on the properties.  As per the original agreement, during the year ended December 31, 2008, Almaden received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

In December 2007, Almaden’s interest in Tarsis was diluted from an initial 41% to 30%.  During the year ended December 31, 2008, Almaden’s interest in Tarsis increased from 30% to 33.2%.  There was no change to March 31, 2009.

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000.  Almaden retains a 2% net smelter royalty over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agrees to issue 500,000 common shares of Tarsis upon receipt of a bankable feasibility study for the property.

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

6.

Investment (continued)

Almaden has one director and two officers in common with Tarsis.  Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists.  Almaden has recorded its equity share of Tarsis’ loss during the first quarter of 2009 in the amount of $32,806 (2008 - $28,345).

The fair market value of the investment at March 31, 2009 is $205,000 (December 31, 2008 - $225,500).

In the first quarter of 2009, the Company charged Tarsis $14,225 (2008 -  $24,719) for office rent and various expenses.

7.

Mineral properties

	March 31, 2009	December 31, 2008
	$	$

Canada

Elk (a) 100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	5,943,402	5,923,368
ATW Net 58.8% interest in mineral claims near Lac De Gras, Northwest Territories	769,025	495,211

United States

Willow 100% interest in mineral claims in Nevada	456,492	442,671

Mexico

Caballo Blanco (b) 100% interest in mineral claims in Veracruz State	56,657	53,953
Tuligtic (c) 100% interest in mineral claims in Puebla State	339,597	288,409
San Carlos / San Jose (d) 100% interest in the San Carlos and San Jose mineral claims in Tamaulipas State	277,692	228,015
Caldera 100% interest in mineral claims in Puebla State	343,630	267,901

Interests in various other mineral claims (Note 7(e))	486,936	536,221
	8,673,431	8,235,749

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

7.

Mineral properties (continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)

Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking.  The Company processed ore from the Siwash Vein in the mid-1990’s on a bulk sampling basis.  A National Instrument 43-101 resource has been calculated for the property.

 (b)

Caballo Blanco

The Company has a 100% interest in the Caballo Blanco property.  The underlying owner would  receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000.   During 2007, the Company  entered into an agreement with Canadian Gold Hunter Corp. (“CGH”).  To earn a 70% interest, CGH must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.

(a)

Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.  During the three months ended March 31, 2009, the Company and a wholly-owned subsidiary of the Company, signed an option agreement to allow Antofagasta Minerals S.A. (a wholly-owned subsidiary of Antofagasta PLC) to earn a 60% interest in the property by spending a total of US$7 million over five years and making payments to Almaden of US$50,000, US$100,000, US$150,000 and US$700,000 on the first, second, third and fifth anniversary date of March 23, 2009.   Antofagasta can earn an additional 15% interest in the property by funding and delivering a feasibility study on or before the seventh anniversary date of the effective date of the agreement.

(d)

San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR.  During 2007, the Company purchased the NSR for US$20,000 and issued 25,000 share purchase warrants for a term of three years exercisable at a price of $3.00 per share.

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

7.

Mineral properties (continued)

 (e)

Other

(i)

Merit and Brookmere

The Company acquired a 100% interest in the Merit and Brookmere properties by staking.  During 2006, the Company entered into an agreement with Williams Creek Explorations Limited (“Williams Creek”).  To earn a 60% interest in either or both of these properties, Williams Creek had to incur exploration expenditures of $4,000,000 and issue 1,000,000 shares to the Company by December 31, 2012.  During 2008, Williams Creek abandoned its interest in the Brookmere property and as of December 31, 2008, Williams Creek abandoned its interest in the Merit property.

(ii)

Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.  During 2007, the Company entered into an agreement with Zenith Industries Corp. (“Zenith”).  To earn a 60% interest, Zenith had to incur exploration expenditures of $4,000,000 by December 31, 2012 and issue 1,000,000 shares to the Company by December 31, 2010.  As of December 31, 2008, Zenith abandoned its interest in the property.

(iii)

Ponderosa

The Company acquired a 100% interest in the Ponderosa property by staking. During 2007, the Company entered into an agreement with Strongbow.  To earn a 60% interest, Strongbow had to incur exploration expenditures of $4,000,000 and issue 1,050,000 shares to the Company by January 10, 2012.  During 2008, Strongbow abandoned its interest in the property.

(iv)

Viky

The Company acquired a 100% interest in the Viky property by staking and purchased interests in three additional mineral claims.  During 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”).  To earn a 60% interest, Apex had to incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over six years.  During 2008, Apex abandoned its interest in the property.

(v)

Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims.  During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire had to incur exploration expenditures totalling US$3,500,000 and issue 800,000 shares to the Company over five years.   During the three months ended March 31, 2009, Spire abandoned its interest in the property.

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

7.

Mineral properties (continued)

(e)

Other (continued)

(vi)

Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).   To earn a 60% interest, Lincoln must incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years (amended).

(vii)

Gallo de Oro

During 2006, the Company entered into an agreement to acquire a 100% interest in Gallo de Oro claim.  To earn its interest, the Company must pay US$50,000 by October 30, 2009.  At March 31, 2009, US$40,000 of this obligation had been paid.  During 2007, the Company acquired a 100% interest in As de Oro claim for US$50,000.

(viii)

Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“Mineral property deposit”), one paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company.  The Company subsequently entered into an agreement with Apex.  To earn a 60% interest, Apex must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009.

(ix)

Tropico

During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”).  To earn a 60% interest, Skeena must incur exploration expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

8.

Share capital

(a)

Details of private placement issues of common shares in 2009 and 2008 were as follows:

The Company issued 226,316 units on March 31, 2009 on a private placement basis at a price of $0.95 per share, after incurring issue costs of $12,563.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  The fair value of the warrants issued as part of the private placement of $61,105 was allocated to share capital and contributed surplus.  7,000 non-flow-through common shares were issued to a finder in respect of this placement

The Company issued 86,000 units on November 14, 2008 on a private placement basis at a price of $0.70 per share, after incurring issue costs of $6,419.  Each unit consists of one common flow-through share and one whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until November 14, 2009.  The fair value of the warrants issued as part of the private placement of $16,340 was allocated to share capital and contributed surplus.

The Company issued 100,000 flow-through shares on March 6, 2008 on a private placement basis at a price of $2.50 per share, after incurring issue costs of $17,872.  3,500 non-flow-through common

(b)

Warrants

	Number of warrants	Expiry date	Exercise price range
			$
Outstanding,		November 14, 2009 to
December 31, 2008	111,000	March 20, 2010	1.00 to 3.00
Granted	113,158	March 31, 2010	1.15
Outstanding,		November 14, 2009 to
March 31, 2009	224,158	March 31, 2010	1.00 to 3.00

The fair value of the warrants issued March 31, 2009 was estimated at $61,105 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of .96%; expected life of 1 year; dividend rate of 0%; and volatility of 109.37%.

The fair value of the warrants issued November 14, 2008 was estimated at $16,340 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.79%; expected life of 1 year; dividend rate of 0%; and volatility of 107.97%.

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

8.

Share capital (continued)

(b)

Warrants (continued)

At March 31, 2009 the following share purchase warrants were outstanding:

Number of Warrants	Expiry Date	Exercise price range
		$
86,000	November 14, 2009	1.00
25,000	March 20, 2010	3.00
113,158	March 31, 2010	1.15
224,158

(c)

Options

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At March 31, 2009, the Company had reserved 95,915 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  No options were granted during the three months ended March 31, 2009. The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

The following table presents the outstanding options as at December 31, 2008 and March 31, 2009 and changes during the period:

Fixed options	Shares	Weighted average exercise price
Outstanding at December 31, 2008	4,505,000	$ 1.92
Expired	(25,000)	2.23
Outstanding at March 31, 2009	4,480,000	$ 1.91

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

8.

Share capital (continued)

(c)

Options (continued)

The following table summarizes information about stock options outstanding at March 31, 2009:

Options outstanding and exercisable
Number	Expiry	Exercise
of shares	Date	price
		$
154,000	December 1, 2009	0.39
806,000	December 14, 2009	1.67
240,000 140,000 1,795,000	June 17, 2010 September 15, 2010 July 6, 2011	1.79 1.07 2.50
500,000	September 10, 2012	2.32
100,000	November 15, 2012	2.68
50,000	December 13, 2012	2.52
40,000	March 17, 2013	2.35
655,000	December 29, 2013	0.68
4,480,000

The weighted average grant date fair value of 655,000 stock options granted on December 29, 2008 was $0.52.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.18%; expected life of 5 years; expected volatility of 70.12%; and expected dividends of $Nil.

The weighted average grant date fair value of 40,000 stock options granted on March 17, 2008 was $0.99.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.98%; expected life of 4 years; expected volatility of 43.60%; and expected dividends of $Nil.

9.

Asset retirement obligation

The Company’s asset retirement obligation consists of reclamation costs for the Siwash gold deposit on the Elk property in British Columbia.  The present value of the estimated obligation is $130,753 which is estimated to be settled in 4 years at the earliest.  The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.  This amount has been discounted using a credit-adjusted risk-free interest rate of 4.16 percent.

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

10.       Related party transactions

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the Chief Executive Officer of the Company was paid $41,250 (2008 - $35,000) for technical services and $5,700 (2008 - $2,750 ) for general and administrative services during the three months ended March 31, 2009.

A company controlled by an officer of the Company was paid $15,000 (2008 - $16,000) for professional services rendered during the three months ended March 31, 2009.

An officer of the Company was paid $12,469 (2008 - $12,469) for technical services rendered during the three months ended March 31, 2008.

During the three months ended March 31, 2009, $33,000 (2008 - $nil) was paid in Directors fees.

A company with a common officer holds 25,000 warrants of the Company.

Accounts receivable at March 31, 2009 included $103,289 (2008 - $223,640) owing from related companies.

Accounts payable at March 31, 2009 included $2,993 (2008 - $270) due to related parties.

11.

Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	March 31, 2009	December 31, 2008
	$	$
Investing activities
Reversal of contributed surplus on exercise of options	-	134,460
Fair value of warrants upon completion of private placement	61,105	16,340
Sale of mineral properties for common shares of investee	-	35,000

Supplemental information regarding the split between cash and cash equivalents is as follows:

	March 31, 2009	December 31, 2008
	$	$
Cash	1,194,080	1,206,586
Cash equivalents	10,230,550	11,112,364
	11,424,630	12,318,950

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

12.

Commitments and contingencies

(a)

The Company was assessed additional mineral tax of $197,233 plus interest of $84,638 by the British Columbia Ministry of Energy and Mines (the “Ministry”).  The assessment relates to the deductibility of certain expenditures between February 1, 1995 and January 31, 1997.  While management continues to defend its position, the outcome of this issue is uncertain.  Currently, the Company is appealing the Ministry’s decision.  The British Columbia Supreme Court heard the matter on January 12, 2009 and reserved judgement. In order to reduce the exposure to interest charges, the Company paid and expensed $281,871, however, this amount will be refunded with interest if the Company is successful in defending its position.

(b)

The Company has, in the normal course of business, entered into various long-term contracts which include commitments for future operating payments for the rental of premises as follows:

$

2009	44,348
2010	60,070
2011	5,000
Thereafter	-
109,418

(c)

During 2007, the Company entered into contracts with the Chief Executive Officer and Chief Operating Officer for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months.  Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months.

(d)

During 2007, the Company entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter.

13.

Financial Instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and prepaid expenses, and accounts payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

13.

Financial Instruments (continued)

 (a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $129,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $30,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the balance sheet date.  The Company does not have any asset-backed commercial paper in its short-term investments.  The Company’s GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

 (d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company’s net income by $115,000.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

14.

Management of capital risk

The Company manages its cash and cash equivalents, common shares, stock options and warrants as share capital (see Note 8).  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Schedule 1

Almaden Minerals Ltd.
(An exploration stage company)
Note to consolidated financial statements
March 31, 2009
(unaudited)

	Three months ended March 31,
	2009	2008
	$	$

Depreciation	41,830	51,977
Insurance	29,114	24,075
Office	67,812	103,945
Directors fees	33,495	-
Professional fees	38,898	34,948
Regulatory compliance Rent	9,646 40,486	8,141 25,962
Stock exchange fees	60,436	57,943
Transfer agent fees	2,921	3,738
Travel and promotion	52,164	30,788
	376,802	341,517